As filed with the Securities and Exchange Commission on July 6, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

METRO ONE TELECOMMUNICATIONS, INC.

(Exact name of Registrant as Specified in its Charter)

Oregon	93-0995165
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

11200 Murray Scholls Place
Beaverton, Oregon  97007
(503) 643-9500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

GARY E. HENRY
President and Chief Executive Officer
Metro One Telecommunications, Inc.
11200 Murray Scholls Place
Beaverton, Oregon  97007
(503) 643-9500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a Copy to:

NEAL H. BROCKMEYER, Esq.
Heller Ehrman LLP
333 S. Hope Street, 39th Floor
Los Angeles, California 90071-3043
(213) 689-7507

Approximate Date of Commencement of Proposed Sale to the Public: For time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock	1,235,955 shares	$2.08	$2,570,786	$79

(1)              The number of shares being registered equals 1,235,955 shares of our common stock that may be sold upon the conversion of outstanding shares of series A convertible preferred stock issued at the initial closing of the Securities Purchase Agreement dated June 5, 2007. Pursuant to Rule 416 of the Securities Act of 1933, as amended, the number of shares registered hereby shall also include an indeterminate number of additional shares of common stock that may be issued upon conversion of the series A convertible preferred stock as a result of anti-dilution provisions thereof.

(2)              Estimated solely for purposes of determining the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended. The maximum offering price per share was determined pursuant to Rule 457(c) to be the average of the high and low prices reported on the Nasdaq Capital Market on July 2, 2007, which average was equal to $2.08 per share.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JULY 6, 2007

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PROSPECTUS

1,235,955 Shares

Metro One Telecommunications, Inc.

Common Stock

This prospectus relates to the sale of up to an aggregate of 1,235,955 shares of common stock, no par value, of Metro One Telecommunications, Inc. issuable upon conversion of our series A convertible preferred stock (“convertible preferred stock”) that may be offered and sold from time to time by the selling shareholders named in this prospectus and the persons to whom such selling shareholders may transfer their shares. The selling shareholders may sell shares at prices and on terms determined at the time of the offering. The selling shareholders may sell our common stock through ordinary brokerage transactions, directly to market makers of our shares, directly to or with the assistance of broker-dealers, who may receive compensation in excess of their customary commissions, or through any other means described in the section entitled “Plan of Distribution” beginning on page 12.

We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus.

Our common stock trades on the Nasdaq Capital Market under the symbol “INFO.”  On July 3, 2007, the last reported sale price of our common stock on the Nasdaq Capital Market was $2.08 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                              , 2007.

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement as if we had authorized it. This prospectus and any accompanying prospectus supplements do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and any accompanying prospectus supplements constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is correct on any date after their respective dates, even though this prospectus or any prospectus supplement is delivered or securities are sold on a later date

(i)

PROSPECTUS SUMMARY

This summary highlights only selected information contained elsewhere in this prospectus. It does not contain all of the information that is important to you before investing in our common stock. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and financial statements included or incorporated by reference herein. Unless otherwise indicated or the context otherwise required, the terms “Metro One,” “we,” “our,” and “us” refer to Metro One Telecommunications, Inc.

Forward-Looking Statements

All statements and trend analyses contained in this prospectus relative to the future constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, but do not necessarily, include words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may,” “will,” “should,” “could,” “continue” or similar expressions. Forward-looking statements are not guarantees. They involve known and unknown business and economic risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include those discussed under “Risk Factors.” Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Metro One

We are a provider of Enhanced Directory Assistance® and other information services delivered through live operators and by electronic means. We contract primarily with wireless carriers, Voice over Internet Protocol (“VoIP”) providers, cable companies, Competitive Local Exchange Carriers (“CLEC”), free directory assistance providers, prepaid carriers, and payphone operators to provide our services to their subscribers and users. Our proprietary Enhanced Directory Assistance platform provides comprehensive directory assistance listings and other informational content and services. Other non-directory assistance services and content include access to personal contacts and calendars, reservation services, movie listings and a variety of other unique services. Our special return-to-operator features, StarBack® and AutoBack®, make the telephone easier to use and are offered exclusively by Metro One. All of our services are provided by operators located only in the United States, or electronically. Many of our features or aspects thereof are the subject of patents or pending patent applications. Revenues are derived principally through fees charged to telecommunications carriers and other customers.

In addition to voice-based services, we also provide Enhanced Directory Assistance services in electronic format. These services are provided to customers who electronically issue directory assistance queries and use the returned information to complete and correct their own data records. We currently provide electronic directory assistance services in a number of delivery formats to meet customer needs including automated file processing and real-time individual look ups. We contract with a broad range of companies that require electronic directory assistance including companies in the service, marketing, and financial sectors. Our Data Services business represents an emerging business based on infrastructure originally developed to support our voice-based call center business.

We have been in business since 1989 when we began developing and testing provision of information services over the telephone. In 1991, we entered into our first contract with a wireless carrier to provide our services to that carrier’s subscribers on a charge-per-call basis. Our customers include several wireless and other telecommunications carriers such as Cablevision, Jingle Networks (a provider of directory assistance services at no charge to the customer), Hawaiian Telecom, One Communications, SunCom, and XO Communications. We have expanded our customer base to include enterprise data services, specialized operator services, and information services to corporations with offices in the United States and Canada. We have also expanded into the landline telecommunications market and provide our services to regional CLECs and VoIP providers.

Our principal executive offices are located at 11200 Murray Scholls Place, Beaverton, Oregon 97007. Our telephone number is (503) 643-9500.

Recent Developments

Liquidity and Capital Resources

As a result of the termination of contracts with significant customers, including Nextel Communications, Inc. and AT&T Wireless, we have experienced significant operating losses and a reduction of cash flows over the last several years. To mitigate the loss of these customers, we have significantly reduced the direct costs of delivering our services as well as our general and administrative costs. In order to return to profitability, we will need to significantly increase our revenue base. While we have experienced successes during the past six months in acquiring significant customers, including Jingle Networks, Inc., One Communications and Hawaiian Telecom, Inc., our current liquidity position has continued to deteriorate and will restrict our ability to acquire new customers in the near future.

At March 31, 2007, we had cash and cash equivalents of approximately $7.2 million, down from approximately $12.0 million at December 31, 2006 (exclusive of approximately $4.7 million of restricted cash at each date). In the financing transaction described below, we received on June 5, 2007 gross proceeds of approximately $2.2 million from the sale of convertible preferred stock, together with warrants. We expect to continue to deplete these funds to finance our operations and will continue to incur operating losses for some period of time. This is attributable in large part to the long sales cycle that is typical in our industry for both new customer contracts and contract extensions. We will need the proceeds from the second closing of the financing transaction to address our critical liquidity issues, support our working capital requirements, strengthen our balance sheet and support our business development efforts to return to profitability. Unless a realistic alternative should materialize, our inability to obtain these additional funds will most likely lead to an eventual wind-down of the business and liquidation.

Financing Transaction

Our Board of Directors has approved the terms of a financing transaction (“financing transaction”) pursuant to a securities purchase agreement between us and Columbia Ventures Corporation (“Columbia”) and Everest Special Situations Fund L.P. (“Everest”), two private investment firms. Under the securities purchase agreement:

•       At an initial closing on June 5, 2007, we issued (i) 220 shares of our newly authorized Series A convertible preferred stock (“convertible preferred stock”) at a purchase price of $10,000 per share, together with warrants to purchase an additional 77 shares of convertible preferred stock at an exercise price of $10,000 per share, for gross proceeds of $2.2 million; and (ii) senior secured convertible revolver bridge notes (“convertible notes”) drawable upon the satisfaction of certain conditions in an aggregate maximum principal amount of $7.8 million.

•       Subject to shareholder approval and the satisfaction of certain closing conditions, we will issue at a second closing 780 shares of convertible preferred stock on funding and conversion of the convertible notes at a rate of $10,000 per share, and additional shares of convertible preferred stock for accrued interest on any amounts drawn by us on the convertible notes, together with warrants to purchase an additional 273 shares of convertible preferred stock at an exercise price of $10,000 per share.

The rights and preferences of the convertible preferred stock are summarized under “Description of Capital Stock—Series A Preferred Stock” in this prospectus.

In order to maintain our listing on the Nasdaq Stock Market, we are seeking shareholder approval at our 2007 annual meeting of shareholders for any issuance of securities that could result in the number of shares of common stock issuable upon conversion of the convertible preferred stock, combined with all other issuances required to be aggregated with such issuance under the Nasdaq Marketplace Rules in determining the need for shareholder approval for listing, equaling or exceeding 19.9% of the total number of shares of common stock outstanding immediately before the issuance. This would include, for example, the issuance of convertible preferred stock at the second closing, the issuance of convertible preferred stock on exercise of the warrants issued at the initial closing and the second closing, the issuance of common stock on conversion of the convertible preferred stock issued at the second closing and the issuance of any additional shares under antidilution provisions of these securities. In addition, we are seeking shareholder approval for the issuance of common stock on conversion of the convertible preferred stock issued to Columbia in an amount that, when aggregated with the number of shares of common stock then held by Columbia, would exceed 19.9% of the number of shares of common stock then outstanding, and the issuance of common stock on conversion of the convertible stock issued to Everest. The vote required is a majority of the outstanding shares of common stock. The convertible preferred stock is not entitled to vote on that proposal. Pending shareholder approval, as to which there can be no assurance, only the shares of common stock issuable on the conversion of the convertible preferred stock issued at the initial closing are covered by this prospectus.

The Offering

Common stock offered by selling shareholders	1,235,955 shares
Common stock outstanding after offering, based on shares outstanding on June 5, 2007	7,469,281 shares
Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling shareholders.
Nasdaq Capital Market Symbol	INFO
Risk Factors

Investing in our common stock is subject to risks that you should carefully consider before deciding to invest in our common stock. These risks are discussed more fully in “Risk Factors” beginning on page 4.

The total of 7,469,281 shares of common stock to be outstanding after this offering is based on 6,233,326 shares outstanding on June 5, 2007, and assumes conversion of 220 shares of our convertible preferred stock at the election of the selling shareholders, but excludes:

•       432,584 shares of common stock issuable upon conversion of an additional 77 shares of convertible preferred stock, which are subject to warrants that cannot be exercised until shareholder approval of the financing transaction involving the issuance of such securities at the 2007 annual meeting of shareholders;

•       4,382,022 shares of common stock issuable upon conversion of an additional 780 shares of convertible preferred stock to be issued subject to shareholder approval of the financing transaction involving the issuance of such securities at the 2007 annual meeting of shareholders;

•       1,533,707 shares of common stock issuable upon conversion of an aggregate of 273 shares of convertible preferred stock underlying additional warrants to be issued subject to shareholder approval of the financing transaction involving the issuance of such securities at the 2007 annual meeting of shareholders; and

•       544,337 shares of common stock issuable upon exercise of outstanding stock options.

RISK FACTORS

An investment in our common stock involves a high degree of risk, including the risks described below. These risks are not the only ones that we may face. Additional issues and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition, results of operations or cash flows could be materially and adversely affected. You should carefully consider these risk factors and the other information in this prospectus before making an investment decision.

Risks Related to Our Company

We have a history of losses and negative cash flows on a quarterly and annual basis, and may experience additional losses from operations, which raises doubt about our ability to continue as a going concern.

We have experienced net losses in each of the quarterly and annual periods since the first quarter of 2003. In the years ended December 31, 2006 and 2005, we incurred losses of $19.2 million and $39.8 million, respectively. In the first quarter of 2007, we incurred losses of $3.7 million. At December 31, 2006, we had working capital of approximately $13.3 million, and at March 31, 2007, we had working capital of approximately $10.1 million. Even if we obtain the full $10 million of gross proceeds from the financing transaction, to achieve profitability, we will need to generate additional revenue and continue to decrease our expenditures. We can give no assurance that we will achieve sufficient revenue or reduce expenditures to be profitable on a quarterly or annual basis in the future. These factors, among others, raise doubt about our ability to continue as a going concern. Even if we do ultimately achieve profitability, we may not be able to sustain profitability on a quarterly or annual basis.

We will likely need additional capital in the future, and it may not be available.

Our unrestricted cash balances at December 31, 2006 and March 31, 2007, were approximately $12.0 million and $7.2 million, respectively. Although we received gross proceeds of $2.2 million in the first closing of the financing transaction, there can be no assurance that our shareholders will approve the issuance of the additional shares in that financing transaction and that we will receive the additional $7.8 million. Unless a realistic alternative should materialize, our inability to obtain these additional funds will most likely lead to an eventual wind-down of the business and liquidation.

We need to expand call volume, increase our efficiencies and substantially lower the cost of delivery of our services in order to be successful.

In order to successfully execute our business strategies, we need to increase the volume of calls we service. We intend to increase call volume by seeking additional customers, including landline carrier customers, as well as seeking additional business from our existing customers and by offering our services to other types of customers. Because of increasing competitive pressures and declining per call pricing, we need to substantially reduce the cost of delivery of our directory assistance services in order to compete with automated services, offshore contractors, and other low-cost providers. If we are unable to expand our wireless business or attract significant landline business revenues on a cost effective basis or at all, or if we are unable to substantially reduce the cost of delivering our services, we may be unable to achieve and maintain profitability.

We have been restructuring our business to focus on providing directory assistance and information services on a wholesale basis. Even after giving effect to this restructuring, we may not have sufficient cash to execute on our current business plan.

We have taken steps to restructure certain aspects of our business, including closing call centers, reducing our work force, discontinuing our Infone retail service, and renegotiating existing agreements with customers. We may be forced to take additional steps to lower our costs. However, restructuring (for example severing employees and terminating leases) takes resources and time to implement. There can be no assurance that we will be successful in lowering our costs further or otherwise implementing the restructuring. There can also be no assurance that following any restructuring we will have sufficient cash reserves to achieve profitability. Furthermore, any restructuring could have a material adverse impact on our ability to execute on our business plan.

We have contracts with a limited number of customers. If we fail to extend these contracts or sign new ones, or if these contracts are terminated prior to their expiration, our business could be adversely affected.

A limited number of customers account for a large percentage of our continuing revenues. Some of our other contracts are non-exclusive, contain performance and other standards, and call volume may be transferred to alternative providers within the terms of the agreements. If we fail to extend or replace our contracts, or other contracts are terminated prior to their expiration, our business could be adversely affected. Although we seek to increase the number of our customers, opportunities to obtain customers with large call volumes are limited because a small number of companies dominate the telecommunications market. This limits the potential carrier customer base and our expansion opportunities through carrier relationships.

We have a long sales cycle which may cause delays that adversely affect our revenue growth and operating results.

A customer’s decision to contract for our directory assistance and information services involves a significant commitment of technical and other resources. As a result, we have a long sales cycle for both new contracts and contract extensions, particularly with large customers. The selling process involves demonstrating the value-added benefits of outsourcing directory assistance and using our services rather than those of our competitors. Additionally, the effectiveness of our marketing to other types of customers, including businesses, governmental units or callers attracted through other means or affiliations, is difficult to predict at any given point in time, given a wide variety of potential business circumstances. Any delays due to lengthy sales cycles could significantly affect our revenue growth and operating results.

Our inability to achieve desired pricing levels could adversely affect our ability to return to profitability.

We are subject to competitive pressures with respect to pricing that have affected our operations and profitability and could adversely affect our ability to return to profitability. Generally, our pricing levels have declined and, in the future, may continue to decline in response to competition in the industry. The prices that we charge our carrier customers are subject to the terms of our contracts. The changing telecommunications market, the relative leverage of the negotiating parties and the overall competitive landscape can significantly impact contract pricing negotiations. In addition, other sources of directory assistance, such as automation and those provided by offshore call centers and the Internet provide low cost forms of competitive services. We charge our carrier customers on a per call basis, with prices varying in some cases based on call volume. If we continue to reduce our prices without a corresponding increase in call volume, there could be an adverse impact on our ability to achieve and maintain profitability.

Alternative methods for delivery of directory assistance and information services could reduce the demand for our services.

Our revenues continue to come primarily from providing Enhanced Directory Assistance and information services to telephone users. However, information can be transmitted in other ways, including more intelligent communications devices and other technologies and protocols, and over the Internet. For example, as the Internet continues to develop and becomes easier to use and access, technologies may be developed that decrease or eliminate the demand for telephone-based or voice-based directory or information services. Widespread acceptance of existing and developing technologies and protocols, such as voice recognition and wireless application protocol, could adversely affect our business. Our call volume could decline if telephone users change their usage habits and rely on the Internet or other alternatives as their primary source for information.

We face substantial competition from a number of other companies.

Many of our competitors in the directory assistance market, including the regional Bell operating companies, have far greater resources and better name recognition. The regional Bell operating companies also may have the advantage of being the local telephone carrier in their area of operation. Some of these companies are or may be developing their own versions of directory assistance services. We also face competition from a number of other independent directory assistance providers. Individual competitors may also seek to provide low cost domestic or offshore service or to provide automation of directory assistance services. If we are unable to compete successfully, it could have an adverse effect on our business, financial condition, results of operations or cash flows. Our ability to compete successfully depends, in part, on our ability to anticipate and appropriately respond to many factors, including pricing decisions by carriers, decisions by carriers to force consumers to accept lower-quality information services products, the introduction of new services and products by our competitors, changes in subscriber preferences, changes in economic conditions and discount pricing strategies by our competitors.

The rapidly changing telecommunications market could unfavorably affect us.

The telecommunications market is subject to rapid change and uncertainty that may result in competitive situations which could unfavorably affect us. These changes and uncertainties are due to, among other factors, the following:

•       Mergers, acquisitions and alliances among carriers and among our competitors, which can result in fewer carriers in the marketplace, lost carrier customers, increased negotiating leverage for newly affiliated carriers and more effective competitors;

•       Changes in the regulatory environment, which may affect us directly, by affecting our ability to access and update listings data at a reasonable cost, or indirectly, by restricting our carrier customers’ ability to operate or provide a competitive service;

•       Increasing availability of alternative methods for delivery of directory assistance and other information services, including the Internet;

•       Evolving industry standards, including frequent technological changes and new product introductions; and

•       Changes in retail prices offered to consumers for our services or for services perceived to be substitutes for ours, in whole or in part.

Our quarterly and annual operating results may vary significantly in part due to factors outside our control.

In the future, as in the past, our quarterly and annual operating results may vary significantly as a result of a number of factors. We cannot control many of these factors, which include, among others:

•       Changes in the telecommunications market, including the addition or withdrawal of carriers from the market, changes in technology and increased competition from existing and new competitors;

•       The timing and expense of our call center network expansion or contraction, including changing staffing and infrastructure expenses related to anticipated call volume changes;

•       The addition or expiration of contracts with carrier customers;

•       Changes in our or our competitors’, customers’ or suppliers’ pricing policies;

•       Lengthy sales cycles for new and extended contracts;

•       The timing of the commencement of our services under new or existing contracts with our carrier customers, which depends in part on the customers’ ability to adapt their networks and billing systems to allow them to transfer calls to us;

•       Lack of market acceptance or delays or increased development costs related to the introduction of our services or features; and

•       General economic conditions.

For these reasons, investors should not rely on period-to-period comparisons of our financial results as an indication of any future results. Our future operating results could fall below the expectations of securities industry analysts or investors. Any such shortfall could result in a decline in the market price of our common stock. Fluctuations in our operating results and cash flows would likely increase the volatility of our common stock price.

Our operating results are significantly affected by our ability to accurately estimate the amount and timing of call volume, which is often subject to factors outside of our control.

Our operating results are significantly affected by costs incurred for expanding or contracting staffing and infrastructure. We incur significant staffing and general and administrative costs in contracting or expanding operations, as necessary, and in anticipation of additional or reduced call volume under our customer contracts. If such call volume does not depart or arrive as scheduled, in the amount anticipated, or at all, our operating results can be adversely affected. This could increase our operating expenses without a corresponding increase in revenues.

Regulations affecting our customers and suppliers and future regulations to which we may be subject may adversely affect our business.

While in the past, our principal business as a wholesale supplier of Enhanced Directory Assistance and information services for telecommunications common carriers has not been directly regulated, the offering of those services to the public by our customers is regulated by various federal and state regulatory authorities. The Federal Communications Commission (“FCC”) has jurisdiction over all U.S. telecommunications common carriers to the extent they provide interstate or international communications services, including, in our case, the use of our local networks to originate or terminate such services. The application of the FCC’s current and/or future policies could have a material adverse effect on our business, operating results and financial condition.

Other aspects of our services may be subject to state or federal regulation, such as regulations relating to the confidentiality of data and communications, copyright issues, and taxation of services. We cannot predict the actions that federal, state, and local regulators may take or what impact such actions would have on our business.

If we are unable to anticipate changes in technology and industry standards and to develop new services and features, we may not succeed.

Our success depends, in part, on our ability to anticipate changes in technology and industry standards and to develop and introduce new services and features that are accepted by the marketplace and cost effective for us to provide as a part of our overall service offerings. The development of new services and features can be very expensive. Further, given rapid technological changes, frequent introduction of new products, services and features, and changing consumer demands that characterize our industry, it can be difficult to correctly anticipate future changes in technology and industry standards. If we fail to develop new services and features, encounter difficulties that delay the introduction of such services and features, or incorrectly anticipate future changes and develop services and features that are not accepted by the marketplace or are not cost effective for us to provide as a part of our overall service offerings, we may not succeed at our business.

Systems failures, delays and other problems could harm our reputation and business, cause us to lose customers and expose us to customer liability.

Our success also depends on our ability to provide reliable services. Our operations could be interrupted by significant damage to or failure of our network, our connections to third parties, our computer hardware or software or our customers’ or suppliers’ computer hardware or software. Any such significant damage or failure could disrupt the operations of our network and the provision of our services and result in the loss of current and potential customers. In addition, if call volume increases, we may need to expand and/or upgrade our technology and network hardware and software in order to provide services. Capacity limits on our technology and network hardware and software may make it difficult for us to expand and upgrade our systems in a timely and economical manner.

If we are unable to obtain or adequately update directory or information content at an economical cost, we may be unable to provide current levels of service or improve our service.

Our operations depend on our access to the names, telephone numbers and other information that we supply directly to callers or we use in providing our services. The availability, cost, quality and usefulness of such data varies widely across geographic regions. If we are unable to obtain or update directory or information content at an economical cost, we may be unable to provide current levels of service, improve our Enhanced Directory Assistance service, or provide new services and features. Ultimately, the satisfaction of callers and our carrier customers, and our ability to renew and extend our current customer contracts and enter into new customer contracts, depends on the quality of services we provide. The quality of our services is directly related to the quality of our listings data and other information content.

As we rely on a limited number of suppliers, an abrupt loss of any key supplier could adversely affect our business operations or delay our development efforts.

We rely on some key suppliers to provide us with programming and engineering services and to license us their technology. An abrupt loss of any current key supplier could cause a disruption in our operations or a delay in our development efforts and could adversely affect our business operations.

If we are unable to continue to attract and retain qualified senior management, sales and technical personnel and call center operators, or our call center staff is unionized, our operations could be adversely affected.

Our success depends to a significant extent on the efforts and abilities of our senior management, sales and technical personnel and call center operators. The loss of the services of our senior management and technical personnel could have a material adverse effect on our business and our ability to meet our strategic objectives. In addition, increasing our revenues is critical to our success. If we are unable to attract and retain qualified and productive sales personnel, we may not be able to increase our revenues which would have an adverse effect on our plans and our business. We also depend on the continued service of our call center operators, who we hire from the available labor pool. The ability to attract and retain qualified senior management, sales and technical personnel, operators and other skilled employees is extremely important to the operation of our business. If we are unable to attract and retain qualified individuals, or we are required to pay significantly higher wages and other benefits to such individuals, or if our call center staff is unionized, it could adversely affect our business operations. We find it more difficult to recruit and retain qualified individuals during periods of low unemployment and, therefore, may be subject to increasing pressure to offer higher wages and other benefits during such periods. In our call center hiring, we may also feel the effects of the telecommunications industry in general, which has widespread union membership among its operators and other workers.

If we are unable to use and protect our intellectual property, we may be unable to provide some of our Enhanced Directory Assistance and information services or profitably operate our business.

We regard aspects of our Enhanced Directory Assistance, and their features and processes, to be proprietary. If we are unable to use and protect our intellectual property, we may be unable to provide some of our Enhanced Directory Assistance and/or our personal assistant services or profitably operate our business. To a limited extent, we rely on a combination of trade secret, patent and other intellectual property law, nondisclosure agreements and other protective measures to protect our intellectual property. However, these measures may be difficult and costly to meaningfully enforce. In addition, attempts to enforce our intellectual property rights may bring into question the validity of these rights. Litigation with respect to patents or other intellectual property rights can result in substantial costs and diversion of management attention and other resources.

Risks Related to Our Common Stock

Our common stock may be delisted from the Nasdaq Capital Market if we are unable to maintain compliance with Nasdaq Capital Market continued listing requirements.

Failure to achieve continued listing on the Nasdaq Capital Market will likely impact our ability to raise additional capital. Our common stock listing was transferred from the Nasdaq National Market to the Nasdaq Capital Market (formerly the Nasdaq SmallCap Market) on February 22, 2006 because we had been unable to regain compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq National Market. In July, 2006 we effected a one-for-four reverse stock split and regained compliance with the Nasdaq listing requirements. However, on June 27, 2007, we received a Nasdaq Staff Deficiency Letter informing us that we no longer comply with Nasdaq’s audit committee requirements for continued listing as set forth in Marketplace Rules 4350. The resignation of Mr. Murray Swanson from the Audit Committee in connection with the financing transaction resulted in our Audit Committee having less than Nasdaq’s audit committee requirement of three independent members. The letter stated that, consistent with Marketplace Rule 4350(d)(4), we will be provided a cure period until the earlier of our next annual shareholders’ meeting or June 5, 2008, or, if the next annual shareholders meeting is held before December 3, 2007, then no later than December 3, 2007, in order to regain compliance. The letter also stated that, in the event we do not regain compliance within this period, the Staff will provide written notification that our securities will be delisted. It is the intention of our Board of Directors to take the necessary action to appoint an independent member of the Audit Committee within the cure period provided so as to maintain continued Nasdaq listing. However, if we were unable to appoint an independent member of the Audit Committee within the cure period and our common stock were delisted from the Nasdaq Capital Market, the market liquidity of our common stock could be reduced and an investor would find it more difficult to dispose of, or obtain accurate quotations for the price of, our common stock.

Our common stock price is volatile.

The market price of our common stock has experienced volatility and is likely to continue to experience significant fluctuations in response to a number of factors. These factors include, among others, low trading volume, our quarterly and annual operating results and the following:

•       Announcements of extensions, expirations or changes in our contracts and the effects on our call centers and infrastructure of such activities;

•       Announcements relating to material events concerning our customers;

•       Actual or anticipated variations in our results of operations and liquidity;

•       Securities filings or other public announcements by our large shareholders;

•       Announcements of new product initiatives or growth strategies; and

•       General market conditions.

From January 1, 2006 through December 31, 2006, our common stock price fluctuated, on a post one-for-four reverse stock split basis, from a low of $1.32 per share to a high of $3.77 per share, and has on several occasions fluctuated more than 10% during a trading day. From January 1, 2007 through March 31, 2007, our common stock price fluctuated, on a post one-for-four reverse stock split basis, from a low of $2.00 per share to a high of $2.51 per share. These trading prices may change significantly and arbitrarily. In addition, broad market factors affecting telecommunications or technology stocks may adversely affect the market price of our common stock. General economic, political and market conditions, including interest rate changes and recession, may also adversely affect our stock price.

The issuance of securities in the financing transaction will substantially reduce the relative equity ownership and influence of all other shareholders, which may put downward pressure on the trading price of our common stock.

On June 5, 2007, we closed the initial portion of a private financing transaction with Columbia and Everest. Each of the investors held shares of our common stock prior to this financing transaction. If our shareholders approve the issuance of additional shares in connection with the financing transaction, the investors will acquire a substantially greater equity ownership and the additional ownership will dilute our other existing shareholders. If all the convertible preferred stock issued in the initial portion of the financing transaction were to be converted into common stock at the initial conversion price of $1.78 per share, our existing shareholders (exclusive of the investors in the financing transaction) would hold approximately 41.8% of our common stock, and Columbia and Everest would hold approximately 44.4% and 3.8% of our common stock, respectively.

The holders of convertible preferred stock will have a claim against our assets senior to the claim of the holders of our common stock in the event of a liquidation and certain other events. Our existing shareholders will also have less influence on our affairs and the ability to control major corporate decisions. Columbia will be our largest shareholder with approximately 41.8% of the total voting power of our outstanding capital stock, before giving effect to the conversion of convertible preferred stock into common stock or the exercise of the warrants. As a result of the first closing and for so long as at least 203, but less than 540, shares of convertible preferred stock are outstanding, the holders of convertible preferred stock are entitled to elect two members of our Board. After the second closing and for so long as at least 540 shares of convertible preferred stock are outstanding, the holders of convertible preferred stock will be entitled to elect a majority of the members of our Board.

Accordingly, the investors in the financing transaction will have significant influence over matters submitted to our shareholders, including potential change-of-control transactions. Their interests may be different from your interests, and they may be in a position to influence us to act in a way inconsistent with the interests of public shareholders generally. This concentration of voting power may deter other companies from seeking to acquire us, which might depress the market price of our common stock.

The market price of our common stock may be reduced by future sales of our common stock in the public market.

Sales of substantial amounts of our common stock in the public market that are not currently freely tradable, or even the potential for such sales, could have an adverse effect on the market price for shares of our common stock and could impair the ability of purchasers of our common stock to recover their investment or make a profit.

USE OF PROCEEDS

The selling shareholders will receive all of the proceeds from the sale of shares of common stock under this prospectus. We will not receive any proceeds from these sales.

SELLING SHAREHOLDERS

The financing transaction pursuant to which the selling shareholders acquired the securities that are being sold under this prospectus is summarized above under “Prospectus Summary—Financing Transaction.”  In connection with the financing transaction, we entered into a registration rights agreement whereby we agreed to use our best efforts to register on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), the shares of common stock issuable upon conversion of the convertible preferred stock (including the shares of convertible preferred stock issuable on exercise of warrants), and to file a registration statement covering these shares within 30 days of the date of the securities purchase agreement, subject to extension under certain conditions. The registration rights agreement also provides the investors with demand and piggyback registration rights with respect to these shares of common stock. The shares that are being sold under this prospectus are being registered under the Securities Act pursuant to the registration rights agreement.

The following table sets forth the name of the selling shareholders, the number of shares of common stock beneficially owned by them as of the date of this prospectus and the number of shares of our common stock which may be offered for sale pursuant to this prospectus by the selling shareholders. The table also sets forth any material relationship between Metro One and each selling shareholder based upon information currently available to Metro One and the number of shares beneficially owned and the percentage ownership of each selling shareholder after the offering. This table has been prepared based on 6,233,326 shares of common stock that were outstanding as of June 5, 2007, and on the assumption that the same number of shares will be outstanding as of the date of this prospectus.

Name	Number of Shares of Common Stock Beneficially Owned Before Offering(1)		Percentage Before Offering		Number of Shares Offered Hereby(1)		Number of Shares of Common Stock Beneficially Owned After Offering	Percentage After Offering
Columbia Ventures
Corporation 203 S.E. Park Plaza Drive Suite 270 Vancouver, Washington 98684	1,761,264	(2)	23.58	%(2)	988,764	(2)	772,500	10.34%
Everest Special
Situations Fund L.P. Platinum House 21 Ha’arbaa Street Tel Aviv 64739, Israel	749,581	(3)	10.04	%(3)	247,191	(3)	502,390	6.73%
Total	2,510,845				1,235,955		1,274,890

(1)          Excluded are any shares of common stock issuable upon: (a) exercise of warrants issued at the first closing of the financing transaction or to be issued upon the second closing of the financing transaction; and (b) conversion of the convertible preferred stock to be issued at the second closing of the financing transaction.

(2)          Kenneth D. Peterson, Jr., as the sole shareholder and director and the chief executive officer of Columbia Ventures Corporation, may be deemed to be the indirect beneficial owner of these shares, over which he has shared voting and shared dispositive power. Mr. Peterson is also a director of Metro One. The shares of common stock owned before the offering consist of 772,500 outstanding shares of common stock and 988,764 shares of common stock issuable upon conversion of the convertible preferred stock issued in the initial closing of the financing transaction.

(3)          Maoz Everest Fund Management Ltd. (“MEFM”), by virtue of its status as the general partner of Everest, may be deemed to beneficially own the shares held by Everest. Elchanan Maoz by virtue of his status as a controlling stockholder of MEFM, the general partner of Everest, may be deemed to beneficially own the shares held by Everest. MEFM and Mr. Maoz disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. Mr. Maoz is also a director of Metro One. The shares of common stock owned before the offering consist of 502,390 outstanding shares of common stock and 247,191 shares of common stock issuable upon conversion of the convertible preferred stock issued in the initial closing of the financing transaction.

PLAN OF DISTRIBUTION

The selling shareholders, or their respective pledges, donees, transferees, or any of their successors in interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus (all of whom may be selling shareholders), may sell any or all of their respective shares of common stock from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed or quoted, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling shareholders may use any one or more of the following methods when selling shares:

•       ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•       block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•       purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus, including resale to another broker or dealer;

•       an exchange or market distribution in accordance with the rules of the applicable exchange or market in which the common stock is listed;

•       privately negotiated transactions;

•       settlement of short sales;

•       broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•       through writing or settlement of options, swaps or derivatives, whether through an options exchange or otherwise;

•       a combination of any such methods of sale; and

•       any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders

(or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders may from time to time transfer, pledge, assign or grant a security interest in some or all the shares of common stock respectively owned by them and, if they default in the performance of their secured obligations, the transferees, pledgees, assignees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the transferee, pledgee, assignee or other successors in interest as selling shareholders under this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that they do not have any agreement, arrangement or understanding, directly or indirectly, with any person to distribute the common stock.

The selling shareholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, including Regulation M. Under those rules and regulations, they:

•       may not engage in any stabilization activity in connection with our securities;

•       must furnish each broker which offers common stock covered by this prospectus with the number of copies of this prospectus which are required by each broker; and

•       may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

We are required to pay certain fees and expenses incurred incident to the registration of the shares. We have agreed to indemnify certain of the selling shareholders, and they have agreed to indemnify us, against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling shareholders may be deemed an underwriter, each selling shareholder must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 50 million shares of common stock, no par value, and 10 million shares of preferred stock, no par value, of which 1,385 shares have been designated as convertible preferred stock. As of June 5, 2007, 6,233,326 shares of our common stock and 220 shares of our convertible preferred stock were outstanding.

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders generally. Subject to preferences that may be applicable to the holders of outstanding shares of preferred stock, the holders of common stock are entitled to receive any lawful dividends that may be declared on our common stock by our Board of Directors. In the event of liquidation, dissolution or winding up, and subject to the rights of the holders of outstanding shares of preferred stock, the holders of shares of common stock are entitled to receive pro rata all of our remaining assets available for distribution to our shareholders. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our Board of Directors has the power to issue, from time to time, one or more series of preferred stock or special stock in any manner permitted by law and not inconsistent with our articles of incorporation or bylaws. Our Board has the authority, without further action by our shareholders, to fix and determine, subject to the provisions of our articles of incorporation, the rights and preferences of the shares of any additional series, which are to be established by a resolution or resolutions of the Board providing for the issuance of the series. Unless otherwise required by law or regulation to obtain shareholder approval, our Board of Directors may issue preferred stock without shareholder approval and with voting and conversion rights which could adversely affect the voting power of holders of common stock.

Series A Convertible Preferred Stock

Our Board of Directors has designated 1,385 shares of preferred stock as Series A convertible preferred stock, of which 220 were issued in the initial closing and are outstanding. The following description summarizes the material terms of the convertible preferred stock.

Rank

The shares of convertible preferred stock rank senior to the common stock with respect to the payment of dividends, distributions in liquidation and certain other events.

Dividends

Dividends on the convertible preferred stock accrue at a rate of $400 per annum per share and are payable in cash upon each anniversary of June 5, 2007. Such dividends are cumulative, so that if at any time they have not been paid, the amount of the deficiency must be fully paid before any distribution, whether by way of dividend or otherwise, can be declared or paid with respect to the shares of any other class or series of our capital stock.

Liquidation Preference

In the event of liquidation, dissolution or winding up, the holders of the convertible preferred stock are entitled to receive in preference to the holders of common stock an amount (the “liquidation preference”) equal to (a) the aggregate purchase price of the convertible preferred stock plus (b) any accrued but unpaid dividends. A merger, reorganization or other transaction in which control of us is transferred or a sale of all or substantially all of our assets will be treated as a liquidation at the option of the holders of a majority of the then outstanding shares of convertible preferred stock.

Election of Directors

Following the conversion of the convertible notes, for so long as at least 540 shares of convertible preferred stock are outstanding, the holders of the convertible preferred stock, voting separately as a class, will have the right to elect a majority of the members of our Board of Directors. Prior to the conversion of the convertible notes, and following such conversion for so long as at least 203 but less than 540 shares of convertible preferred stock are outstanding, the holders of the convertible preferred stock, voting as a separate class, will have the right to elect two members of our Board.

Voting

The holders of convertible preferred stock are entitled to vote together with the holders of common stock on all matters presented to our shareholders for consideration, except that as long as the holders of convertible preferred stock are entitled to vote as a separate class to elect members of the Board of Directors, they will not be entitled to vote for the remaining directors. When entitled to vote, each holder of convertible preferred stock will be entitled to the number of votes per share equal to the quotient obtained by dividing (a) the then applicable conversion price of the convertible preferred stock by (b) $2.08 for each share of common stock into which such shares of convertible preferred stock could be converted. Under our articles of amendment, prior to shareholder approval, a holder of our convertible preferred stock that holds 10% or more of our outstanding capital stock shall not be permitted to exercise voting power with respect to all shares of our capital stock held by that holder that exceeds 19.9% of our total voting power. See “Protective Provisions” below for certain actions that require approval of holders of the convertible preferred stock. In addition, there are certain actions that may require a class vote of the convertible preferred stock under Oregon law.

Conversion

Each share of convertible preferred stock may be converted at any time after August 5, 2007, at the option of the holder, into a number of shares of common stock determined by dividing the liquidation preference by the conversion price, as adjusted (see “Antidilution Provisions” below). The initial conversion price is $1.78 per share. Upon the election of the holders of a majority of the outstanding shares of convertible preferred stock, all of the convertible preferred stock automatically will be converted into shares of common stock at the then-applicable conversion rate. Upon our election (with the approval of a majority of the disinterested members of the Board) at any time after the common stock has been traded on The Nasdaq Stock Market with a volume weighted average closing price in excess of $4.00 (subject to adjustment in certain events) for 20 consecutive business days following December 5, 2007, all shares of convertible preferred stock (or any portion thereof that we designate) shall automatically be converted into shares of common stock at the then-applicable conversion rate.

Notwithstanding the foregoing, (a) shares of convertible preferred stock that are issued to a person that is an affiliate of us (as defined in Rule 144(a)(1) promulgated under the Securities Act) on the date of such issuance, or are issuable upon conversion or exercise of derivative securities (such as the convertible notes or warrants) that are issued to a person that is an affiliate of us on the date of such issuance, may not be converted into shares of common stock prior to the date that such issuances are approved by the holders of a majority of the outstanding shares of our common stock; and (b) shares of convertible preferred stock that are issued to a person that holds 10% or more of our outstanding capital stock on the date of such issuance, or are issuable upon conversion or exercise of derivative securities (such as the convertible notes or warrants) that are issued to a person that holds 10% or more of our outstanding capital stock on the date of such issuance, may not, prior to the date that such issuances are approved by the holders of a majority of the outstanding shares of our common stock, be converted into shares of common stock in an amount that, when aggregated with the number of shares of common stock then held by such holder, would exceed 19.9% of the number of shares of our common stock then outstanding.

Redemption

Upon the approval of the disinterested members of the Board not elected by the holders of the convertible preferred stock, we may redeem all or a portion of the outstanding shares of convertible preferred stock in cash at the liquidation preference at any time after the second anniversary of the initial closing of the financing transaction.

Antidilution Provisions

If we issue or are deemed to have issued, at any time or from time to time prior to the one year anniversary of the date of the 2007 annual shareholders meeting, any additional shares (subject to certain carve-outs) for an aggregate consideration in excess of $2.0 million, at a price per share less than the conversion price then in effect, the conversion price will be adjusted to a price equal to the price paid per share for such excess additional shares (a “full ratchet adjustment”). If we issue or are deemed to have issued any additional shares (subject to certain carve-outs) at any time after the initial closing at a price per share less than the conversion price then in effect, and the conversion price is not subject to the full ratchet adjustment described in the preceding sentence, the conversion price will be adjusted on a “weighted average” basis. Additionally, the conversion price will be appropriately adjusted if we take certain actions, including (a) declare or pay, without consideration, any dividend on our common stock payable solely in common stock, (b) effect a split or subdivision of the outstanding shares of our common stock into a greater number of shares, or (c) combine or consolidate the outstanding shares of our common stock into a lesser number of shares.

Protective Provisions

In addition to the voting rights accorded the convertible preferred stock, (a) during the first 12 months after the initial closing of the financing transaction, for so long as at least 203 of the shares of the convertible preferred stock are outstanding (subject to certain adjustments), and (b) thereafter, for so long as at least 338 of the shares of the convertible preferred stock are outstanding (subject to certain adjustments), the consent of the holders of a majority of the outstanding shares of convertible preferred stock, voting as a separate class, shall be required for any of the following actions: (i) the creation of any senior or pari passu security; (ii) declaration or payment of dividends on common stock; (iii) redemption or repurchase of common stock, except from employees, directors and certain other persons pursuant to agreements approved by our Board; (iv) incurrence of any debt other than in the ordinary course or pursuant to credit facilities in existence on the date of the initial closing, in either case in an aggregate amount not to exceed $1.0 million; (v) any merger, sale or consolidation of us with another entity or any transaction or series of transactions in which more than 50% of the our voting power is disposed of or transferred; (vi) any increase or decrease in the number of authorized shares of convertible preferred stock; (vii) any modification or change to the rights, preferences and privileges of the convertible preferred stock, which materially and adversely affects the convertible preferred stock; (viii) any change in the size of our Board of Directors; (ix) an amendment or waiver of our articles of incorporation or bylaws, by merger or otherwise, which adversely affects the convertible preferred stock; (x) the adoption or amendment of an employee stock incentive plan, or issuance of any options outside of any employee stock incentive plan, unless approved by the directors elected by the holders of the convertible preferred stock; and (xi) any voluntary dissolution or liquidation.

EXPERTS

The financial statements incorporated by reference herein from our annual report on Form 10-K, as amended, for the fiscal year ended December 31, 2006 have been audited by BDO Seidman LLP, independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference (the report on the financial statements contains an explanatory paragraph regarding Metro One’s ability to continue as a going concern), and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Metro One Telecommunications, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and for the years ended December 31, 2005 and 2004, incorporated in this prospectus by reference from Metro One Telecommunications, Inc.’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, incorporated herein by reference (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph because of the Company’s recurring losses from operations and loss of significant customers which raise substantial doubt about its ability to continue as a going concern), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The legality of the shares of common stock offered hereby has been passed upon by Heller Ehrman LLP, Los Angeles, California.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, as well as proxy statements and other information with the Securities and Exchange Commission (“SEC”) in accordance with the Securities Exchange Act of 1934, as amended. You may read and copy any document we file at the SEC’s public reference room at the following address:

Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549

You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You may also inspect our reports, proxy statements, and other information at the offices of The Nasdaq Stock Market.

We have filed with the SEC, in Washington, D.C., a Registration Statement under the Securities Act of 1933, as amended, with respect to the common stock offered hereby. This prospectus is a part of the Registration Statement and, as permitted by the SEC’s rules, does not contain all of the information presented in the Registration Statement. For further information with respect to us and the common stock offered hereby, reference is made to the Registration Statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC’s rules and regulations allow us to “incorporate by reference” the information that we file with it. This means that we can disclose additional important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file in the future with the SEC will automatically update and supersede this information. We have filed the following documents with the SEC and the information contained in those documents is incorporated by reference into this prospectus:

(1)         Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC as of April 2, 2007;

(2)         Amendment No. 1 to Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC as of April 30, 2007;

(3)         Proxy Statement on Schedule 14A filed with the SEC on July 6, 2007;

(3)         Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 on Form 10-Q, filed with the SEC on May 15, 2007;

(4)         Current Reports on Form 8-K, filed with the SEC on March 28, 2007, April 11, 2007, May 17, 2007, June 8, 2007, and July 3, 2007; and

(5)         The description of our common stock, no par value per share, contained in our Registration Statement on Form 8-A filed with the SEC under Section 12(g) of the Exchange Act of 1934, as amended, on October 18, 1995, and any subsequent amendments or reports filed for the purpose of updating such description.

We are also incorporating by reference into this prospectus all of our future filings with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial registration statement until this offering has been completed.

Upon written or oral request, we will provide, without charge, each person to whom a copy of this prospectus is delivered, a copy of any document incorporated by reference in this prospectus (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Secretary at Metro One Telecommunications, Inc., 11200 Murray Scholls Place, Beaverton, Oregon 97007.

You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus or any prospectus supplement is accurate as of any date other than the date of this prospectus. Our business, financial condition, results of operations, and prospectus may have changed since that date. If we subsequently file updating or superseding information in a document that is incorporated by reference into this prospectus, the subsequent information will also become part of this prospectus and will supersede the earlier information.

1,235,955 Shares

Metro One Telecommunications, Inc.

Common Stock

PROSPECTUS

                                   , 2007

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 14.                 Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than agent’s commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC filing fee.

Legal fees and expenses	$
SEC registration fee		$79
Accounting fees and expenses	$
Miscellaneous	$
Total	$

Item 15.                 Indemnification of Directors and Officers

As an Oregon corporation, Metro One is subject to the Oregon Business Corporation Act (“OBCA”) and the exculpation from liability and indemnification provisions contained therein. Pursuant to Section 60.047(2)(d) of the OBCA, Article X of Metro One’s Third Restated Articles of Incorporation (the “Articles”) eliminates the liability of its directors to Metro One or its shareholders, except for any liability related to breach of the duty of loyalty, actions not in good faith and certain other liabilities. The Articles require Metro One to indemnify its directors and officers to the fullest extent not prohibited by law.

Section 60.387, et seq., of the OBCA allows corporations to indemnify their directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not adverse to the corporation’s best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under the OBCA, corporations may not indemnify against liability in connection with a claim by or in the right of the corporation in which the director or officer was adjudged liable to the corporation, but may indemnify against the reasonable expenses associated with such claims. Corporations may not indemnify against breaches of the duty of loyalty. The OBCA mandates indemnification against all reasonable expenses incurred in the successful defense of any claim made or threatened, whether or not such claim was by or in the right of the corporation. Finally, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. The OBCA also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation’s articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, vote of shareholders or otherwise.

In addition to the provisions contained in the Articles, Metro One’s Amended and Restated Bylaws (the “Bylaws”) also require Metro One to indemnify its directors and officers to the fullest extent permitted by the OBCA. In addition, the Bylaws deem that all rights to indemnification under the Bylaws are deemed to be contractual rights and are to be effective to the same extent as if provided for in a contract between Metro One and the director or officer who serves in such capacity. Metro One has also entered into indemnification agreements with each of its officers and directors.

Item 16.                 Exhibits

The following exhibits are filed as part of this Registration Statement or incorporated in it by reference:

Exhibit Number	Description of Exhibit
4.1	Articles of Amendment to the Third Restated Articles of Incorporation of Metro One*
4.2	Certificate of Amendment to the Amended and Restated Bylaws of Metro One*
4.3	Form of Series A Convertible Preferred Stock Certificate*
4.4	Form of Stock Purchase Warrant*
4.5	Form of Senior Secured Convertible Revolver Bridge Note*
5.1	Opinion of Heller Ehrman LLP**
10.1	Securities Purchase Agreement, dated June 5, 2007, by and between Metro One and the investors signatory thereto*
10.2	Registration Rights Agreement, dated June 5, 2007, by and between Metro One and the investors signatory thereto*
23.1	Consent of Heller Ehrman LLP (included in Exhibit 5.1)**
23.2	Consent of BDO Seidman, LLP, independent registered public accounting firm
23.3	Consent of Deloitte & Touche LLP, independent registered public accounting firm
24.1	Power of Attorney of certain officers and directors (included on page II-4)

*                    Incorporated herein by reference to Metro One’s Current Report on Form 8-K dated June 5, 2007.

**             To be filed with a pre-effective amendment to this registration statement.

Item 17.                 Undertakings

The undersigned registrant hereby undertakes:

(1)         To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)             To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)         To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)         That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)         That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)         That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beaverton, Oregon on July 6, 2007.

METRO ONE TELECOMMUNICATIONS, INC.
By	/s/ GARY E. HENRY
Gary E. Henry, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary E. Henry and William K. Hergenhan, or either of them, the undersigned’s attorneys-in-fact, with full power of substitution, for the undersigned in any and all capacities, to sign any amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GARY E. HENRY	President, Chief Executive Officer and	July 6, 2007
GARY E. HENRY	Director (Principal Executive Officer)
/s/ WILLIAM K. HERGENHAN	Interim Chief Financial Officer (Principal	June 28, 2007
WILLIAM K. HERGENHAN	Financial and Accounting Officer)
/s/ JONATHAN A. ATER	Director	June 28, 2007
JONATHAN A. ATER
/s/ ELCHANAN MAOZ	Director	June 28, 2007
ELCHANAN MAOZ
/s/ MARY H. OLDSHUE	Director	June 28, 2007
MARY H. OLDSHUE
/s/ KENNETH D. PETERSON, JR.	Director	June 28, 2007
KENNETH D. PETERSON, JR.
Director
JAMES M. USDAN

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4.1	Articles of Amendment to the Third Restated Articles of Incorporation of Metro One*
4.2	Certificate of Amendment to the Amended and Restated Bylaws of Metro One*
4.3	Form of Series A Convertible Preferred Stock Certificate*
4.4	Form of Stock Purchase Warrant*
4.5	Form of Senior Secured Convertible Revolver Bridge Note*
5.1	Opinion of Heller Ehrman LLP**
10.1	Securities Purchase Agreement, dated June 5, 2007, by and between Metro One and the investors signatory thereto*
10.2	Registration Rights Agreement, dated June 5, 2007, by and between Metro One and the investors signatory thereto*
23.1	Consent of Heller Ehrman LLP (included in Exhibit 5.1)**
23.2	Consent of BDO Seidman, LLP, independent registered public accounting firm
23.3	Consent of Deloitte & Touche LLP, independent registered public accounting firm
24.1	Power of Attorney of certain officers and directors (included on page II-4)

*                    Incorporated herein by reference to Metro One’s Current Report on Form 8-K dated June 5, 2007.

**   To be filed with a pre-effective amendment to this registration statement.